UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

WARNER MUSIC GROUP CORP.

(Name of Issuer)

Common Stock par value $0.001 per share

(Title of Class of Securities)

934550104

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 934550104	13G	Page 2 of 5 Pages

1.	Name of Reporting Persons Edgar Bronfman, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 6,800,199
6. Shared Voting Power: 3,969,790
7. Sole Dispositive Power: 4,050,199
8. Shared Dispositive Power: 3,969,790

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,769,989
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 7.0%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 934550104	13G	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer

Warner Music Group Corp. (the “Company”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices

75 Rockefeller Plaza New York, NY 10019

Item 2	(a).	Name of Person Filing

Mr. Edgar Bronfman, Jr.

Item 2	(b).	Address of Principal Business Office or, if None, Residence

75 Rockefeller Plaza, 30th Floor, New York, NY 10019

Item 2	(c).	Citizenship

United States of America

Item 2	(d).	Title of Class of Securities

Common Stock, par value $0.001 per share (the “Common Stock” or “Shares”)

Item 2	(e).	CUSIP Number

934550104

Item 3.	If this statement is being filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 934550104	13G	Page 4 of 5 Pages

Item 4.	Ownership

(a) Amount beneficially owned:

Mr. Bronfman may be deemed to have beneficially owned an aggregate of 10,769,989 Shares as of December 31, 2008.

(b) Percent of class:

Based on calculations made in accordance with Rule 13d-3(d), and there being 154,462,885 Shares outstanding as of February 4, 2009, Mr. Bronfman may be deemed to have beneficially owned approximately 7.0% of the outstanding Shares as of December 31, 2008.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

Mr. Bronfman may be deemed to have had the sole power to vote or to direct the voting of 6,800,199 Shares as of December 31, 2008.

(ii) Shared power to vote or to direct the vote:

Mr. Bronfman may be deemed to have had shared power to vote or to direct the voting of 3,969,790 Shares held directly as of December 31, 2008 by three trusts for the benefit of Mr. Bronfman or a member of his immediate family, of which Mr. Bronfman is a trustee. Mr. Bronfman disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest.

(iii) Sole power to dispose or to direct the disposition of:

Mr. Bronfman may be deemed to have had the sole power to dispose or to direct the disposition of 4,050,199 Shares as of December 31, 2008. This amount excludes 2,750,000 shares of unvested restricted stock, for which he has sole voting power, but no dispositive power.

(iv) Shared power to dispose or to direct the disposition of:

Mr. Bronfman may be deemed to have had shared power to dispose or to direct the disposition of 3,969,790 Shares held directly as of December 31, 2008 by three trusts for the benefit of Mr. Bronfman or a member of his immediate family, of which Mr. Bronfman is a trustee. Mr. Bronfman disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following….☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Because of the stockholders agreement among affiliates of Thomas H. Lee Partners, L.P. (“THL”), affiliates of Bain Capital Investors, LLC (“Bain Capital”), affiliates of Providence Equity Partners, Inc. (“Providence”), Mr. Bronfman and certain other parties, THL, Bain Capital, Providence and Mr. Bronfman are deemed to be a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, with respect to the Company’s Common Stock. The aggregate number of Shares of Common Stock beneficially owned by THL, Bain Capital, Providence and Mr. Bronfman as of January 14, 2009 represents a majority of the Company’s outstanding Shares of Common Stock.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

CUSIP No. 934550104	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2009

/s/ Edgar Bronfman, Jr.
EDGAR BRONFMAN, JR.